SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cornerstone Therapeutics Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
21924P103
(CUSIP Number)
David B. Clement
Smith, Anderson, Blount, Dorsett, Mitchell, & Jernigan, LLP
2500 Wachovia Capitol Center
Post Office Box 2611
Raleigh, North Carolina 27602-2611
(919) 821-6754
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 28, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Steven M. Lutz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ Joint Filing

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO (See Item 5)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7.	SOLE VOTING POWER:

NUMBER OF		0 (See Item 5)

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		571,382 (See Item 5)

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 (See Item 5)

WITH	10.	SHARED DISPOSITIVE POWER:

571,382 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

571,382 (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

2.3%(1)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Calculated based on Mr. Lutz’s 244,034 shares of the Issuer’s common stock underlying options exercisable within 60 days plus 24,800,676 shares of the Issuer’s common stock outstanding as of July 28, 2009.

1.	NAMES OF REPORTING PERSONS Lutz Family Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐ Joint Filing

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO (See Item 5)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Nevada

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		327,348 (See Item 5)

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10.	SHARED DISPOSITIVE POWER:

327,348 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

327,348 (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

1.3%(2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(2) Calculated based on 24,800,676 shares of the Issuer’s common stock outstanding as of July 28, 2009.

Schedule 13D/A
This Amendment No. 2 (this “Amendment”) amends the Report on Schedule 13D, originally filed on November 10, 2008, as amended and restated by Amendment No. 1, filed on May 18, 2009 (as amended, the “Schedule 13D/A”). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D/A. Capitalized terms used and not otherwise defined have the meaning given to them in the Schedule 13D/A.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated as follows:
(a) and (b). As of the date of this Schedule 13D/A:
(i) The Partnership has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 327,348 shares of common stock of the Issuer, which represents approximately 1.3% of the Issuer’s outstanding common stock;
(ii) Steven M. Lutz may be deemed to have shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 244,034 shares of common stock of the Issuer underlying options exercisable within 60 days, which represents approximately 1.0% of the Issuer’s outstanding common stock. Mr. Lutz is the general partner of the Partnership, and consequently may be deemed to be the beneficial owner of any shares beneficially owned by the Partnership. Mr. Lutz disclaims beneficial ownership of the shares held by the Partnership, except to the extent of his pecuniary interest therein.
(c) On July 28, 2009, in connection with the closing of the Initial Stock Sale and pursuant to the terms of the Stockholders Stock Purchase Agreement, the Partnership sold 350,000 shares of the Issuer’s common stock to Chiesi Farmaceutici SpA at a price of $5.50 per share. Also in connection with the closing of the Initial Stock Sale on July 28, 2009, options to purchase 116,064 shares of common stock of the Issuer beneficially owned by Mr. Lutz became immediately exercisable.
(d) Not applicable.
(e) On July 28, 2009, following the closing of the Initial Stock Sale, each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Issuer’s common stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
Item 6 is hereby amended and restated as follows:
On June 26, 2009, the Issuer, Chiesi and certain stockholders of the Issuer, including Mr. Lutz and the Partnership, entered into an Amendment to the Stockholders Agreement, which provides that Annex A to the Stockholders Agreement is replaced by Annex A of the Amendment to the Stockholders Agreement.
The description of the Amendment to the Stockholders Agreement does not purport to be complete and is qualified in its entirety by the full text of the Amendment to the Stockholders Agreement, which is referenced herein as Exhibit 10.10.
Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
Item 7 is hereby amended and restated as follows:

Exhibit 10.01	Stock Purchase Agreement, dated as of May 6, 2009, by and between Chiesi Farmaceutici SpA and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.02	Stock Purchase Agreement, dated as of May 6, 2009, by and among Chiesi Farmaceutici SpA, Cornerstone BioPharma Holdings, Ltd. and Lutz Family Limited Partnership (previously filed with Amendment No. 1 to the Reporting Persons’ Schedule 13D, filed on May 18, 2009 (SEC File No. 005-79887)).

Exhibit 10.03	Governance Agreement, dated as of May 6, 2009, by and among the Issuer, Chiesi Farmaceutici SpA, and solely with respect to the sections identified therein, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.04	Stockholders Agreement, dated as of May 6, 2009, by and among the Issuer, Chiesi Farmaceutici SpA, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.05	Registration Rights Agreement, dated as of May 6, 2009, by and between the Issuer and Chiesi Farmaceutici SpA (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.06	Registration Rights Agreement, dated as of May 6, 2009, by and among the Issuer, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.07	Voting Agreement, dated as of May 6, 2009, by and between the Issuer and Chiesi Farmaceutici SpA (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.08	Voting Agreement, dated as of May 6, 2009, by and among Chiesi Farmaceutici SpA, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd., Lutz Family Limited Partnership, Brian Dickson, M.D., Joshua Franklin, David Price, Alan Roberts and, solely with respect to Section 2(b) thereof, the Issuer (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.09	Joint Filing Agreement, dated as of August 4, 2009, between Steven M. Lutz and the Lutz Family Limited Partnership.

Exhibit 10.10	Amendment to Stockholders Agreement, dated as of June 26, 2009, by and among the Issuer, Chiesi Farmaceutici SpA, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on June 29, 2009 (SEC File No. 000-50767).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LUTZ FAMILY LIMITED PARTNERSHIP
Dated: August 4, 2009	/s/ Steven M. Lutz
	Name:	Steven M. Lutz
	Title:	General Partner

/s/ Steven M. Lutz
Steven M. Lutz

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 10.01	Stock Purchase Agreement, dated as of May 6, 2009, by and between Chiesi Farmaceutici SpA and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.02	Stock Purchase Agreement, dated as of May 6, 2009, by and among Chiesi Farmaceutici SpA, Cornerstone BioPharma Holdings, Ltd. and Lutz Family Limited Partnership (previously filed with Amendment No. 1 to the Reporting Persons’ Schedule 13D, filed on May 18, 2009 (SEC File No. 005-79887)).

Exhibit 10.03	Governance Agreement, dated as of May 6, 2009, by and among the Issuer, Chiesi Farmaceutici SpA, and solely with respect to the sections identified therein, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.04	Stockholders Agreement, dated as of May 6, 2009, by and among the Issuer, Chiesi Farmaceutici SpA, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.05	Registration Rights Agreement, dated as of May 6, 2009, by and between the Issuer and Chiesi Farmaceutici SpA (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.06	Registration Rights Agreement, dated as of May 6, 2009, by and among the Issuer, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.07	Voting Agreement, dated as of May 6, 2009, by and between the Issuer and Chiesi Farmaceutici SpA (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.08	Voting Agreement, dated as of May 6, 2009, by and among Chiesi Farmaceutici SpA, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd., Lutz Family Limited Partnership, Brian Dickson, M.D., Joshua Franklin, David Price, Alan Roberts and, solely with respect to Section 2(b) thereof, the Issuer (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed on May 12, 2009 (SEC File No. 000-50767)).

Exhibit 10.09	Joint Filing Agreement, dated as of August 4, 2009, between Steven M. Lutz and the Lutz Family Limited Partnership.

Exhibit 10.10	Amendment to Stockholders Agreement, dated as of June 26, 2009, by and among the Issuer, Chiesi Farmaceutici SpA, Craig A. Collard, Steven M. Lutz, Cornerstone Biopharma Holdings, Ltd., Carolina Pharmaceuticals Ltd. and Lutz Family Limited Partnership (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on June 29, 2009 (SEC File No. 000-50767).